FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   17 May 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company dated 17 May 2004



                           BALTIMORE TECHNOLOGIES PLC

London, UK - 17 May 2004: The Company received notification on the 17 May 2004 pursuant to the agreement notified to the Company under section 204 of the Companies Act 1985, details of which have been previously announced, that Acquisitor Holdings (Bermuda) Ltd purchased 440,000 ordinary shares in the Company on 14 May 2004. Parties to the Agreement now hold 10,268,736 ordinary shares in the Company representing approximately 19.09% of the current issued share capital of the Company.

                                    - ENDS -
For further information:
Baltimore Technologies plc
Alfredo Goyanes
01442 342 600

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 17 May 2004